**Mercedes-Benz Auto Receivables Trust 2015-1**
**Investor Report**
Collection Period Ended          31-Oct-2015

Amounts in USD

## Dates

| | | |
|---|---|---|
| Collection Period No. | 4 | |
| Collection Period (from... to) | 1-Oct-2015 | 31-Oct-2015 |
| Determination Date | 12-Nov-2015 | |
| Record Date | 13-Nov-2015 | |
| Distribution Date | 16-Nov-2015 | |
| Interest Period of the Class A-1, A-2b Notes (from... to) | 15-Oct-2015 | 16-Nov-2015 | Actual/360 Days | 32 |
| Interest Period of the Class A-2a, A-3 and A-4 Notes (from... to) | 15-Oct-2015 | 15-Nov-2015 | 30/360 Days | 30 |

## Summary

| | Initial Balance | Beginning Balance | Ending Balance | Principal Payment | Principal per $1000 Face Amount | Note Factor |
|---|---|---|---|---|---|---|
| Class A-1 Notes | 369,000,000.00 | 176,196,037.21 | 130,873,324.68 | 45,322,712.53 | 122.825779 | 0.354670 |
| Class A-2A Notes | 323,000,000.00 | 323,000,000.00 | 323,000,000.00 | 0.00 | 0.000000 | 1.000000 |
| Class A-2B Notes | 215,000,000.00 | 215,000,000.00 | 215,000,000.00 | 0.00 | 0.000000 | 1.000000 |
| Class A-3 Notes | 441,580,000.00 | 441,580,000.00 | 441,580,000.00 | 0.00 | 0.000000 | 1.000000 |
| Class A-4 Notes | 157,000,000.00 | 157,000,000.00 | 157,000,000.00 | 0.00 | 0.000000 | 1.000000 |
| **Total Note Balance** | **1,505,580,000.00** | **1,312,776,037.21** | **1,267,453,324.68** | **45,322,712.53** | | |

| | | | | |
|---|---|---|---|---|
| Overcollateralization | 38,608,085.19 | 38,604,702.13 | 38,604,702.13 | |
| Adjusted Pool Balance | 1,544,188,085.19 | 1,351,380,739.34 | 1,306,058,026.81 | |
| Yield Supplement Overcollateralization Amount | 72,757,380.27 | 62,970,142.00 | 60,637,043.44 | |
| **Pool Balance** | **1,616,945,465.46** | **1,414,350,881.34** | **1,366,695,070.25** | |

| | Amount | Percentage |
|---|---|---|
| Initial Overcollateralization Amount | 38,608,085.19 | 2.50% |
| Target Overcollateralization Amount | 38,604,702.13 | 2.50% |
| Current Overcollateralization Amount | 38,604,702.13 | 2.50% |

| | Interest Rate | Interest Payment | Interest per $1000 Face Amount | Interest & Principal Payment | Interest & Principal Payment per $1000 Face Amount |
|---|---|---|---|---|---|
| Class A-1 Notes | 0.390000% | 61,081.29 | 0.165532 | 45,383,793.82 | 122.991311 |
| Class A-2A Notes | 0.820000% | 220,716.67 | 0.683333 | 220,716.67 | 0.683333 |
| Class A-2B Notes | 0.465750% | 89,010.00 | 0.414000 | 89,010.00 | 0.414000 |
| Class A-3 Notes | 1.340000% | 493,097.67 | 1.116667 | 493,097.67 | 1.116667 |
| Class A-4 Notes | 1.750000% | 228,958.33 | 1.458333 | 228,958.33 | 1.458333 |
| **Total** | | **$1,092,863.96** | | **$46,415,576.49** | |

Amounts in USD

| Available Funds | | Distributions | |
|---|---|---|---|
| Principal Collections | 47,277,426.41 | (1) Total Servicing Fee | 1,178,625.73 |
| Interest Collections | 3,308,815.08 | Nonrecoverable Advances to the Servicer | 0.00 |
| Net Liquidation Proceeds | 19,158.08 | (2) Total Trustee Fees (max. $100,000 p.a.) | 0.00 |
| Recoveries | 131,418.93 | (3) Interest Distributable Amount Class A Notes | 1,092,863.96 |
| Purchase Amounts | 0.00 | (4) Priority Principal Distributable Amount | 0.00 |
| Advances made by the Servicer | 0.00 | (5) To Reserve Fund to reach the Reserve Fund Required Amount | 0.00 |
| Investment Earnings | 3,804.87 | (6) Regular Principal Distributable Amount | 45,322,712.53 |
| **Available Collections** | **50,740,623.37** | (7) Additional Servicing Fee and Transition Costs | 0.00 |
| Reserve Fund Draw Amount | 0.00 | (8) Total Trustee Fees [not previously paid under (2)] | 0.00 |
| **Available Funds** | **50,740,623.37** | (9) Excess Collections to Certificateholders | 3,146,421.15 |
| | | **Total Distribution** | **50,740,623.37** |

**Distribution Detail**

| | Due | Paid | Shortfall |
|---|---|---|---|
| Total Servicing Fee | 1,178,625.73 | 1,178,625.73 | 0.00 |
| Total Trustee Fee | 0.00 | 0.00 | 0.00 |
| | | | |
| Monthly Interest Distributable Amount | 1,092,863.96 | 1,092,863.96 | 0.00 |
| thereof on Class A-1 Notes | 61,081.29 | 61,081.29 | 0.00 |
| thereof on Class A-2A Notes | 220,716.67 | 220,716.67 | 0.00 |
| thereof on Class A-2B Notes | 89,010.00 | 89,010.00 | 0.00 |
| thereof on Class A-3 Notes | 493,097.67 | 493,097.67 | 0.00 |
| thereof on Class A-4 Notes | 228,958.33 | 228,958.33 | 0.00 |
| | | | |
| Interest Carryover Shortfall Amount | 0.00 | 0.00 | 0.00 |
| thereof on Class A-1  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2A  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2B  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-3  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-4  Notes | 0.00 | 0.00 | 0.00 |
| Interest Distributable Amount Class A Notes | 1,092,863.96 | 1,092,863.96 | 0.00 |
| | | | |
| Priority Principal Distributable Amount | 0.00 | 0.00 | 0.00 |
| | | | |
| Regular Principal Distributable Amount | 45,322,712.53 | 45,322,712.53 | 0.00 |
| | | | |
| Aggregate Principal Distributable Amount | 45,322,712.53 | 45,322,712.53 | 0.00 |

Amounts in USD

## Reserve Fund and Investment Earnings

**Reserve Fund**

| | |
|---|---|
| Reserve Fund Required Amount | 3,860,470.21 |
| | |
| Reserve Fund Amount - Beginning Balance | 3,860,470.21 |
| plus top up Reserve Fund up to the Required Amount | 0.00 |
| plus Net Investment Earnings for the Collection Period | 295.10 |
| minus Net Investment Earnings | 295.10 |
| minus Reserve Fund Draw Amount | 0.00 |
| Reserve Fund Amount - Ending Balance | 3,860,470.21 |
| | |
| Reserve Fund Deficiency | 0.00 |

**Investment Earnings**

| | |
|---|---|
| Net Investment Earnings on the Reserve Fund | 295.10 |
| Net Investment Earnings on the Collection Account | 3,509.77 |
| Investment Earnings for the Collection Period | 3,804.87 |

## Notice to Investors

Amounts in USD

## Pool Statistics

### Pool Data

|  | Amount | Number of Receivables |
|---|---|---|
| Cutoff Date Pool Balance | 1,616,945,465.46 | 51,910 |
|  |  |  |
| Pool Balance beginning of Collection Period | 1.414.350.881.34 | 48.848 |
| Principal Collections | 30,674,588.06 |  |
| Principal Collections attributable to Full Pay-offs | 16,602,838.35 |  |
| Principal Purchase Amounts | 0.00 |  |
| Principal Gross Losses | 378,384.68 |  |
| Pool Balance end of Collection Period | 1,366,695,070.25 | 47,930 |
|  |  |  |
| Pool Factor | 84.52% |  |

|  | As of Cutoff Date | Current |
|---|---|---|
| Weighted Average APR | 2.83% | 2.82% |
| Weighted Average Number of Remaining Payments | 54.86 | 50.54 |
| Weighted Average Seasoning (months) | 10.12 | 14.75 |

### Delinquency Profile *

|  | Amount | Number of Receivables | Percentage |
|---|---|---|---|
| Current | 1,363,558,945.29 | 47,846 | 99.77% |
| 31-60 Days Delinquent | 2,166,907.47 | 61 | 0.16% |
| 61-90 Days Delinquent | 621,614.40 | 15 | 0.05% |
| 91-120 Days Delinquent | 347,603.09 | 8 | 0.03% |
| Total | 1,366,695,070.25 | 47,930 | 100.00% |

 *A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

### Losses

|  | Current |
|---|---|
| Principal Gross Losses | 378,384.68 |
| Principal Net Liquidation Proceeds | 19,429.96 |
| Principal Recoveries | 130,796.57 |
| Principal Net Losses | 228,158.15 |
| Cumulative Principal Net Losses | 617,262.73 |
| Cumulative Principal Net Losses as % of Cutoff Date Pool Balance | 0.038% |